No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2016

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Ahmedabad, February 17, 2016 –Honda Motorcycle & Scooter India Pvt. Ltd. (HMSI) today inaugurated its fourth manufacturing plant at Vithalapur (Mandal taluk, Ahmedabad district, Gujarat) in India. Honda will manufacture 1.2 million automatic scooters at its new plant. Production on the first line, with an annual production capacity of 600 thousand units, will start today. The second line, featuring an additional 600 thousand units of annual capacity, will start operations in the middle of 2016. With the addition of this new plant, Honda’s total two-wheeler production capacity in India will increase to 5.8 million units by the end of 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 18, 2016

Honda Inaugurates its Fourth Two-wheeler Plant in India

Ahmedabad, February 17, 2016 –Honda Motorcycle & Scooter India Pvt. Ltd. (HMSI) today inaugurated its fourth manufacturing plant at Vithalapur (Mandal taluk, Ahmedabad district, Gujarat) in India.

Annual Production Capacity:

Spread over 250 acres, Honda’s new plant is scheduled to start up in two phases. The first production line, with 600 thousand units of annual production capacity, will begin production today. It will be followed by start-up of the second line, with an additional 600 thousand units of annual production capacity, in the middle of 2016. In total, HMSI will manufacture 1.2 million automatic scooters annually at its fourth plant.

The new plant will increase HMSI’s total annual production capacity to 5.8 million units by the end of 2016 (1.6 million units at first plant (Haryana), 1.2 million units at second plant (Rajasthan), 1.8 million units at third plant (Karnataka) and 1.2 million units at fourth plant (Gujarat)).

Employment & Investment:

HMSI’s fourth plant will employ approximately 3,000 associates and entails a total investment of INR 11 billion.

For details, please refer to the following Honda website:

http://world.honda.com/worldnews/2016/c160217Two-wheeler-Plant-India/index.html